QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED MARCH 13, 2007 TO PROSPECTUS DATED SEPTEMBER 27, 2006

FEBRUARY 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	February 2007	Year to Date	02/28/07	02/28/07

Series A	-7.54%	-10.39%	$64,213,740	$1,344.33
Series B	-10.67%	-14.78%	$29,951,464	$1,552.78

*	All performance is reported net of fees and expenses

Fund results for February 2007:

U.S. equities extended gains in early February as economic releases showed continued promise. However, as the month progressed the data softened with Industrial Production, Leading Indicators, and most notably, Durable Goods, failing to meet expectations. Those reports, coupled with Alan Greenspan’s warning of a possible recession in late 2007, accelerated a worldwide stock selling spree. Asian stocks opened the month particularly strong as investors continued to favor emerging markets. However, by months end most of the gains were erased, led by a one day sell off of 9.2% in China’s benchmark Shenzen 300 Index. Long positions in this market sector resulted in a loss.

U.S., European and Japanese bond futures markets started the month of February with mixed economic reports and benign investor sentiment, leading to range bound trading. This neutrality changed to an upward bias near the middle of the month when U.S. Fed Chairman Bernanke stated that inflation pressures are beginning to diminish due to declining energy and commodity prices. European bonds rallied on the news as investors relaxed their inflation expectations. At month-end, bond futures markets rallied significantly, reaching two month highs in a flight to quality as global equity markets endured a substantial sell off triggered by a large correction in Chinese stocks and weakness in the US sub-prime mortgage market. Short positions resulted in a loss for this sector.

Three month Eurodollar futures rallied throughout February as the short term trend for U.S. short rates reversed. Bernanke’s dovish mid-month inflation commentary set the stage for a disappointing month-end durable goods report, resulting in a sharp advance to two month highs as equities sold off. In Europe, Euribor futures finished moderately higher as economic data remained mixed. Sterling futures rallied slightly on a surprise decline in CPI, prompting traders to limit expectations for another Bank of Europe rate hike in the near future. Short positions in this market sector resulted in a relatively large loss.

Energy markets moved higher in February amid ongoing geopolitical developments in the Middle East, cold temperatures, and refinery disruptions in the U.S. Crude oil futures gained 5.7% on the month as Iran continued to defy United Nations calls to halt its uranium enrichment program. Concerns heightened mid-month as Iran conducted large scale naval exercises throughout the Persian Gulf in a bid to demonstrate its abilities to disrupt the regional flow of oil should hostilities erupt with the US. Inventory reports continued to show that the cold temperatures of the past 1 1/2 months are taking their toll, lifting heating oil futures to gains of 5.7%. Gasoline futures paced the complex with a 9.3% gain as traders anticipated heavy demand as the summer driving season approaches. Short positions resulted in a loss for this sector.

Gold futures moved higher throughout the month of February as softening U.S. economic data and a weaker U.S. Dollar encouraged safe haven buying. Silver finished only 4.1% higher after trading over 8% higher on news of strong Japanese imports in January. As with gold, silver sustained sharp month-end losses as traders raced to book profits amid widespread equity liquidation. In the base metals, London nickel surged 12.1%, moving to record highs. Aluminum and copper gained 3.8% and 5.4%, respectively, as longer-term Chinese demand forecasts continue to climb. Long positions resulted in a gain for this market sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and didn’t have any major influence on this month’s negative performance.

For the month of February 2007, Series A lost -7.54%, while Series B lost -10.67%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
FEBRUARY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended February 28, 2007)

STATEMENT OF INCOME

February 2007

Investment income, interest	$278,906

Expenses
Management fee	99,577
Organization and offering expenses	53,825
Operating expenses	8,074
Selling Commissions	215,301
Other expenses	387
Incentive fee	—
Brokerage commissions	136,603

Total expenses	513,767

Net investment gain (loss)	(234,861)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(2,674,495)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,324,335)

Net gain (loss) on investments	(4,998,830)

Net increase (decrease) in net assets from operations	$(5,233,691)

STATEMENT OF CHANGES IN NET ASSET VALUE

February 2007

Net assets, beginning of period	$70,342,472

Net increase in net assets from operations	(5,233,691)
Capital share transactions
Issuance of shares	494,310
Redemption of shares	(1,389,351)

Net increase (decrease) in net assets from capital share transactions	(895,041)
Net increase (decrease) in net assets	(6,128,732)

Net assets, end of period	$64,213,740

NAV Per Unit, end of period	$1,344.33

QUADRIGA SUPERFUND, L.P. — SERIES B
FEBRUARY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended February 28, 2007)

STATEMENT OF INCOME

February 2007

Investment income, interest	$133,483

Expenses
Management fee	46,446
Organization and offering expenses	25,106
Operating expenses	3,766
Selling Commissions	100,424
Other expenses	394
Incentive fee	—
Brokerage commissions	98,483

Total expenses	274,619

Net investment gain (loss)	(141,136)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,778,249)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,658,551)

Net gain (loss) on investments	(3,436,800)

Net increase (decrease) in net assets from operations	$(3,577,936)

STATEMENT OF CHANGE IN NET ASSET VALUE

February 2007

Net assets, beginning of period	$35,005,555

Net increase (decrease) in net assets from operations	(3,577,936)
Capital share transactions
Issuance of shares	276,267
Redemption of shares	(1,752,422)

Net increase (decrease) in net assets from capital share transactions	(1,476,155)
Net increase (decrease) in net assets	(5,054,091)

Net assets, end of period	$29,951,464

NAV Per Unit, end of period	$1,552.78

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Christian Baha
Christian Baha, Chief Executive Officer
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.